UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                      To

Commission File Number 001-11302

KEYCORP 401(k) SAVINGS PLAN

(Full title of the plan)

KEYCORP

127 PUBLIC SQUARE

CLEVELAND, OHIO 44114

(Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office)

KEYCORP

401(k) SAVINGS PLAN

FORM 11-K

REQUIRED INFORMATION

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The KeyCorp 401(k) Savings Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedule for the fiscal year ended December 31, 2012, are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule have been examined by Meaden & Moore Independent Registered Public Accounting Firm, and their report is included therein.

EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm, Meaden & Moore, LTD.

99.1	Financial statements and supplemental schedule of the KeyCorp 401(k) Savings Plan for the fiscal year ended December 31, 2012, prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KeyCorp 401(k) Savings Plan

Date: June 26, 2013

By:	/s/ Cathleen M. Fyffe
Cathleen M. Fyffe, signing on behalf of
KeyCorp as sponsor of the
KeyCorp 401(k) Savings Plan
Vice President, Retirement Plan Manager
KeyBank National Association